UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [_]         Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                           Yes  [_]              No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             TECK COMINCO LIMITED
                                             (Registrant)


Date:    April 27, 2004                      By: /s/ Karen L. Dunfee
                                                 -----------------------------
                                                 Karen L. Dunfee
                                                 Corporate Secretary

Teck Cominco Limited / 200 Burrard Street / Vancouver, B.C. / Canada V6C 3L9 / Tel. 604-687-1117 / Fax 604-687-6100


                                                               [GRAPHIC OMITTED]
NEWS                                                           TECK COMINCO LOGO
RELEASE
                                          FOR IMMEDIATE RELEASE - APRIL 26, 2004
                                          --------------------------------------
                                                                        04-14-TC


1Q            INTERIM REPORT FOR THE THREE MONTHS ENDED MARCH 31, 2004
================================================================================

               TECK COMINCO REPORTS RECORD FIRST QUARTER EARNINGS
                                 OF $96 MILLION

HIGHLIGHTS AND SIGNIFICANT ITEMS FOR FIRST QUARTER

         o Net earnings were $96 million, or 51 cents per share, compared with $5 million (as restated) or 3 cents per share in the first quarter of 2003, as a result of significantly higher copper and zinc prices compared with a year ago.

         o Cash flow from operations before changes to non-cash working capital items was $195 million in the first quarter, compared with $51 million in the first quarter of 2003.

         o On March 2, 2004, the company completed the acquisition of an additional 33.6% of the Highland Valley Copper mine for $80 million (US$60 million), increasing the company's interest in the mine to 97.5%.

         o On March 26, 2004, the company received cash proceeds of $85 million on the exercise of 4.7 million warrants to purchase Class B Subordinated Voting Shares at a price of $18 per share.

         o The Kivcet lead smelter at Trail resumed normal operations at the end of March after production was disrupted by an accident in February.

         o        Construction was completed at the Pend Oreille zinc mine.
                  Start-up problems are being addressed and are expected to be rectified in the second quarter.

         o On April 19, 2004, the company announced development work on the Pogo gold project was halted pending the resolution of an appeal over the issue of a key environmental permit by the EPA.

         o The Elk Valley Coal Partnership, in which the company has an effective 41% interest, is proceeding with the development of the Cheviot Creek pit at its Cardinal River Operations. The initial production rate is expected to be 1.4 million tonnes of metallurgical coal per year.

         o Net debt (total debt less cash) was reduced by $143 million in the first quarter. Net debt at March 31, 2004, excluding the Inco Exchangeable debentures, was $864 million or 25% of net debt plus equity, compared with $1.01 billion or 29% of net debt plus equity at December 31, 2003.


--------------------------------------------------------------------------------

Reference:   Tom Merinsky, Director, Investor Relations
Additional corporate information is available on the Internet at
http://www.teckcominco.com
--------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
POSITION AND RESULTS OF OPERATIONS


THIS DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED IS PREPARED AS AT APRIL 26TH, 2004, AND SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2003. IN THIS DISCUSSION, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO TECK COMINCO OR THE COMPANY REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD. AND A REFERENCE TO TECK COMINCO METALS OR TO COMINCO REFERS TO TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.

EARNINGS

Net earnings in the first quarter were $96 million, or $0.51 per share, compared with net earnings of $5 million (as restated) or $0.03 per share in 2003. These substantially higher earnings were due mainly to higher copper and zinc prices. The average LME prices for copper and zinc were US$1.24 and US$0.49 per pound respectively in the quarter, up 64% and 37% from a year earlier. A weaker U.S. dollar partially offset the effect of higher metal prices. The company's realized Canadian/U.S. dollar exchange rate including hedging gains was 1.34 in the first quarter, compared with 1.51 in the first quarter of 2003.

As a result of adopting new accounting standards with respect to asset retirement obligations and stock based compensation on a retroactive basis, prior period earnings have been restated. Net earnings in the first quarter of 2003 were restated from $11 million to $5 million, after deducting $3 million, on an after-tax basis, with respect to asset retirement obligations and $3 million of stock-based compensation expense.

Cash flow from operations, before changes to non-cash working capital items, was $195 million compared with $51 million in the first quarter of 2003. The higher cash flow in 2004 compared with 2003 was due mainly to higher operating profits as a result of stronger metal prices. In addition, Antamina contributed $41 million to the company's cash flow in the current quarter. Antamina's cash flow was consolidated commencing the third quarter of 2003 and previously it was equity accounted.

REVENUES AND OPERATING PROFIT

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production and sales as well as revenues and operating profits are presented in the tables below. Realized commodity prices and the realized Canadian/U.S. dollar exchange rate are presented in the table on page 3.

Revenues from operations were $722 million in the first quarter of 2004 compared with $574 million in 2003. Major increases over 2003 were due to higher copper and zinc prices. The acquisition of an additional interest in the Highland Valley Copper mine at the beginning of March, and the proportional consolidation of the company's share of revenues from Antamina, which was accounted for on an equity basis until the third quarter of 2003, also contributed additional revenues of $17 million and $62 million respectively. Offsetting these increases were the closures of the Bullmoose and Polaris mines, which together contributed sales of $48 million in the first quarter of 2003.

Operating profit of $183 million in the first quarter was significantly higher than $48 million in the same period in 2003, with major increases from Highland Valley Copper and Red Dog, and Antamina which was not proportionately consolidated a year ago. Included in first quarter operating profit were favourable settlement adjustments of $10 million at Highland Valley Copper, $10 million at Red Dog and $5 million at Antamina as a result of increasing metal prices during the quarter.


2          TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT

REALIZED METAL PRICES AND EXCHANGE RATE
---------------------------------------
(AFTER THE EFFECT OF HEDGING AND SETTLEMENT ADJUSTMENTS)                  First Quarter
                                                               ------------------------------------
                                                                   2004        2003    % Change
ZINC (US$/pound)                                                   0.50        0.36          +39%
COPPER (US$/pound)                                                 1.43        0.77          +86%
LEAD (US$/pound)                                                   0.40        0.21          +90%
GOLD (US$/ounce)                                                    409         347          +18%
COAL (US$/tonne)                                                     45          46           -2%
CANADIAN/U.S. EXCHANGE RATE  (US$1 = Cdn$)                         1.34        1.51          -11%


 PRODUCTION AND SALES
 --------------------
                                                                  PRODUCTION            SALES
                                                              ----------------   ------------------
                                                                 FIRST QUARTER      FIRST QUARTER
                                                                2004     2003       2004      2003
 --------------------------------------------------------------------------------------------------
 REFINED METAL OPERATIONS
    ZINC - Thousand tonnes
      Trail                                                       69       71         71        69
      Cajamarquilla                                               29       32         28        32
      ---------------------------------------------------------------------------------------------
                                                                  98      103         99       101

    LEAD - Thousand tonnes
      Trail                                                       16       23         18        22

    POWER - MW.h                                                  --       --        234       181

 MINE OPERATIONS
    ZINC - Thousand tonnes
      Red Dog                                                    130      144        132       147
      Antamina                                                    15       16         11        12
      Polaris                                                     --       --         --        23
      Louvicourt                                                   1        1          1         1
      ---------------------------------------------------------------------------------------------
                                                                 146      161        144       183

    COPPER - Thousand tonnes
      Highland Valley (Note 3)                                    30       26         32        20
      Antamina                                                    17       16         14        15
      Louvicourt                                                   3        4          3         4
      ---------------------------------------------------------------------------------------------
                                                                  50       46         49        39

    LEAD - Thousand tonnes
      Red Dog                                                     27       29          3        --
      Polaris                                                     --       --         --         6
      ---------------------------------------------------------------------------------------------
                                                                  27       29          3         6

    GOLD - Thousand ounces
      Hemlo                                                       61       68         64        68
      Other                                                        3        4          3         3
      ---------------------------------------------------------------------------------------------
                                                                  64       72         67        71

    COAL - Thousand tonnes (Note 2)
      Elk Valley Coal Partnership                              2,107      676      1,960       661
      Elkview                                                     --      824         --       967
      Bullmoose                                                   --      292         --       533
      ---------------------------------------------------------------------------------------------
                                                               2,107   1,792       1,960     2,161

 Notes:

(1) The above production and sales volumes refer to the company's share.
(2) Results of the Elk Valley Coal Partnership represent the company's 35% direct interest in the Partnership commencing March 1, 2003. Elkview's results in 2003 represent two months of operation ended February 28, 2003. The Bullmoose mine was shut down at the end of March 2003.
(3) Highland Valley Copper results were consolidated commencing March 1, 2004. Prior to March 1, 2004, the company had proportionately consolidated 63.9% of Highland Valley Copper.
(4) Production and sales volumes of base metal mines refer to metals contained in concentrate.


3          TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT

OPERATING PROFIT, REVENUE AND DEPRECIATION
------------------------------------------

                                           OPERATING                                            DEPRECIATION
                                         PROFIT (LOSS)                  REVENUE               AND AMORTIZATION
                                      --------------------         -------------------      ----------------------
                                        FIRST QUARTER                FIRST QUARTER              FIRST QUARTER
($ IN MILLIONS)                           2004     2003                2004      2003            2004      2003
------------------------------------------------------------------------------------------------------------------
ZINC
   Trail (including power sales)          $ 15      $11                $223      $222             $11       $11
   (Note 5)
   Cajamarquilla                             4        5                  47        44               3         3
   Red Dog (Note 5)                         38       (8)                109        83              15        17
   Polaris                                  --       --                  --        16              --         1
   Inter-segment sales and other            (1)      --                 (27)      (23)             --        --
   ---------------------------------------------------------------------------------------------------------------
                                            56        8                 352       342              29        32

COPPER
   Highland Valley Copper (Note 3)          65        8                 135        48              10         6
   Antamina (Note 1)                        35       --                  62        --              10        --
   Louvicourt                                4        1                  10         8               2         3
   ---------------------------------------------------------------------------------------------------------------
                                           104        9                 207        56              22         9

GOLD
   Hemlo                                     8        6                  37        36               4         5

COAL (Note 2)
   Elk Valley Coal Partnership (Note        15        7                 126        43               8         2
   5)
   Elkview                                  --       14                  --        65              --         2
   Bullmoose                                --        4                  --        32              --        --
   ---------------------------------------------------------------------------------------------------------------
                                            15       25                 126       140               8         4

------------------------------------------------------------------------------------------------------------------
TOTAL                                     $183      $48                $722      $574             $63       $50
==================================================================================================================

Notes:
(1)  Antamina results were proportionately consolidated commencing July 1, 2003.
(2) Results of the Elk Valley Coal Partnership represent the company's 35% direct interest in the Partnership commencing March 1, 2003. Elkview's results represent two months of operation ended February 28, 2003. The Bullmoose mine was shut down at the end of March 2003.
(3) Highland Valley Copper results were consolidated commencing March 1, 2004. Minority interests hold a 2.5% interest in the mine. Prior to March 1, 2004, the company had proportionately consolidated 63.9% of Highland Valley Copper.
(4)  Depreciation and amortization are deducted in calculating operating profit.
(5) Comparative 2003 numbers have been restated due to the adoption of new accounting standards.


OPERATIONS

TRAIL SMELTER AND REFINERIES (100%)
                                                                              Three months ended March 31
                                                                            ------------------------------
     100%                                                                         2004              2003
     ----
     Zinc production (tonnes)                                                   69,200            71,200
     Lead production (tonnes)                                                   16,400            22,900
     Zinc sales (tonnes)                                                        70,800            68,700
     Lead sales (tonnes)                                                        17,800            22,100
     Surplus power sold (GW.h)                                                     234               181
     Power price (US$/megawatt hr)                                                  42                38
     Operating profit ($ millions)
           - Metal operations                                                        6                 4*
           - Power sales                                                             9                 7

     * Restated due to the adoption of new accounting standards.

Refined zinc production of 69,200 tonnes in the first quarter was 2,000 tonnes lower than a year ago. Lead production in the quarter decreased by 6,500 tonnes compared with a year ago due to a shutdown following an explosion which occurred inside the Kivcet lead furnace on February 2, 2004. The lead smelter resumed normal operations at the end of March.


4          TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT

Despite reduced lead production, profitability of Trail metals operations improved in the first quarter compared with last year, with stronger metal prices offsetting the impact of lower treatment charges and the effect of a weaker U.S. dollar. Operating profit from metals operations was $6 million, up from $4 million a year ago, after incurring costs of $8.5 million, representing the uninsured portion of repair costs. Operating profit was also adversely affected by loss of production, mitigated by $4 million of insurance proceeds received as an initial payment for business interruption.

Operating profit from power sales in the first quarter was $9 million, up from $7 million in the first quarter of 2003, due to higher sales resulting from the facilities upgrade completed in 2003 and an average sale price of US$42 per MW.h compared with US$38 per MW.h a year ago.

CAJAMARQUILLA REFINERY (85%)
                                                                              Three months ended March 31
                                                                            ------------------------------
     100%                                                                         2004             2003
     ----
     Zinc production (tonnes)                                                   29,100           31,500
     Zinc sales (tonnes)                                                        28,300           31,500
     Operating profit ($ millions)                                                   4                5

Refined zinc production was 2,400 tonnes lower than the first quarter of 2003 as a result of an unplanned eleven day shutdown of the roasters for repairs. Due mainly to the lower production and sales, operating profit in the first quarter of 2004 of $4 million was down from $5 million in 2003. Offsetting some of the impact of the lower sales were higher realized zinc prices and higher by-product revenues in the first quarter compared with a year ago.

The Cajamarquilla collective agreement expired on December 31, 2003 and mediation is ongoing.

RED DOG (100%)
                                                                              Three months ended March 31
                                                                            ------------------------------
     100%                                                                        2004              2003
     ----
     Tonnes mined (000's)                                                       1,580             1,665
     Tonnes milled (000's)                                                        670               804
     Zinc grade (%)                                                              22.8              21.2
     Lead grade (%)                                                               6.2               5.8
     Zinc recovery (%)                                                           85.3              84.3
     Lead recovery (%)                                                           64.4              62.5
     Zinc production (000's tonnes)                                             130.4             144.0
     Lead production (000's tonnes)                                              26.5              29.0
     Zinc sales (000's tonnes)                                                  131.6             147.2
     Lead sales (000's tonnes)                                                    3.4                --
     Operating profit (loss) ($ millions)                                          38                (8)*

     * Restated due to the adoption of new accounting standards.

Mill throughput of 670,000 tonnes in the first quarter was 17% lower than a year ago due to plugging of mill process and tailings lines restricting materials flow. Maintenance work to correct the problem is underway. Zinc production of 130,400 tonnes was 9% lower than a year ago, with higher ore grades and recoveries partially offsetting the effect of the lower throughput.

Despite lower sales volumes, operating profit of $38 million in the first quarter was a substantial improvement from the operating loss of $8 million a year ago, due mainly to significantly higher zinc prices. Included in operating profit was $10 million of favourable settlement adjustments resulting from rising zinc prices on outstanding settlements receivable at December 31, 2003.


5          TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT

ANTAMINA (22.5%)
CAJAMARQUILLA REFINERY (85%)
                                                                              Three months ended March 31
                                                                            ------------------------------
     100%                                                                        2004             2003
     ----
     Tonnes milled (000's)                                                      6,954            6,424
     Copper grade (%)                                                            1.26             1.32
     Zinc grade (%)                                                              1.48             1.54
     Copper recovery (%)                                                         83.9             90.5
     Zinc recovery (%)                                                           72.9             82.5
     Copper production (000's tonnes)                                            75.7             72.5
     Zinc production (000's tonnes)                                              66.6             71.6
     Copper sales (000's tonnes)                                                 62.2             68.9
     Zinc sales (000's tonnes)                                                   49.6             53.9

     22.5%
     -----
     Operating profit ($ millions)                                                 35               --
     Equity earnings ($ millions)                                                  --                6

Mill throughput of 7 million tonnes in the first quarter was 8% higher than a year ago due mainly to the ore types processed in the period. Higher throughput mitigated the impact of lower ore grades and recovery rates. The lower recovery rates were due to the processing of oxidized ore. Copper production was 4% higher and zinc production was 7% lower compared to a year ago.

Despite lower sales volumes for copper and zinc, the company's share of operating profit of $35 million was a significant improvement over last year as a result of significantly higher metal prices. Included in the company's share of operating profit was $5 million of favourable settlement adjustments. In the first quarter of 2003, the company's corresponding share of operating profit was $12 million and equity earnings were $6 million.

The removal of lake sediments is expected to be completed by the end of the second quarter, enabling higher copper production in the second half of the year.

A program of infill drilling and analysis to facilitate better short-term and long-term mine planning and enhance the accuracy of the current reserve model is progressing on schedule with 31,000 metres of drilling completed at March 31, 2004. The program is expected to be completed in the first half of 2005.

HIGHLAND VALLEY COPPER (97.5%)*
                                                                              Three months ended March 31
                                                                            ------------------------------
     100%                                                                         2004             2003
     ----
     Tonnes mined (000's)                                                       15,391           16,643
     Tonnes milled (000's)                                                      12,220           11,602
     Copper grade (%)                                                            0.374            0.402
     Copper recovery (%)                                                          84.6             87.3
     Copper production (000's tonnes)                                           38,700           40,700
     Copper sales (000's tonnes)                                                45,400           31,100
     Molybdenum production (million lbs)                                           2.7              1.7
     Molybdenum sales (million lbs)                                                1.9              1.7
     Company's share of operating profit ($ millions)*                              65                8

     *   The company had proportionately consolidated 63.9% of Highland Valley
         Copper (HVC) results up to February 29, 2004. Upon the acquisition of the additional 33.6% interest in HVC, the company began to consolidate
         100% of HVC with a 2.5% provision for minority interests.


6          TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT

On March 2 the company completed the acquisition of an additional 33.6% interest in the mine, bringing its interest to 97.5%, and commenced accounting for the additional interest on that date.

The average ore grade of 0.374% in the first quarter was 7% lower than a year ago. Partially offsetting the effect of the lower ore grade was a 5% increase in the throughput rate. Copper production of 38,700 tonnes in the first quarter was 5% lower than the first quarter of 2003.

Molybdenum production in the first quarter of 2.7 million pounds was a 58% increase over a year ago as a result of higher recovery rates and ore grades. Molybdenum sales contributed $16 million to operating profit in the first quarter, with an average price of US$8.32 per pound compared with US$4.05 per pound a year ago.

Operating profit of $65 million in the first quarter was significantly higher than the $8 million recorded in the first quarter of 2003, due mainly to higher sales volumes and copper prices, as well as a higher contribution from molybdenum sales. The acquisition of the 33.6% interest contributed an additional $10 million of operating profit from March 2, the date of the acquisition. Also included in operating profit was $10 million of favourable settlement adjustments on outstanding settlements receivable at December 31, 2003.

HEMLO MINES (50%)
                                                                              Three months ended March 31
                                                                            ------------------------------
     100%                                                                        2004             2003
     ----
     Tonnes milled (000's)                                                        865              825
     Tonnes per day                                                             9,505            9,169
     Grade (g/tonne)                                                             4.67             5.43
     Mill recovery (%)                                                           94.1             95.0
     Production (000's ozs)                                                     122.3            136.7
     Sales (000's ozs)                                                          127.5            136.7
     Cash operating cost per ounce (US$)                                          285              231
     Company's 50% share of operating profit ($ millions)                           8                6

Gold production of 122,300 ounces in the first quarter was 11% lower than 2003 due to lower average ore grades. A higher percentage of lower-grade ores were processed as availability of ore from high-grade stopes was adversely affected by ground conditions.

Operating profit in the first quarter was $8 million compared with $6 million in 2003 due mainly to higher gold prices. Cash operating costs were US$285 (Cdn$375) per ounce in the first quarter compared with US$231 (Cdn$348) per ounce in 2003, with the increase due mainly to lower gold production and a weaker U.S. dollar.

ELK VALLEY COAL PARTNERSHIP (35%)*
                                                                              Three months ended March 31
                                                                            ------------------------------
     100%                                                                        2004             2003
     ----
     Coal production (000's tonnes)*
          Elk Valley (100%)                                                     6,019            1,933
          Elkview (100%)                                                           --              824
     Coal sales (000's tonnes)*
          Elk Valley (100%)                                                     5,600            1,889
          Elkview (100%)                                                           --              967
     Average sale price (US$/tonne)                                                45               46
     Average sale price (Cdn$/tonne)                                               64               68
     Cost of sales (Cdn$/tonne)                                                    56               55
     Company's 35% share of operating profit ($ millions)                          15                21**

     * The company holds an additional 6% indirect ownership interest through its investment in the Fording Canadian Coal Trust for a combined 41% effective interest. Results from the Elk Valley Coal Partnership in 2003 represent one month of operations ended March 31, 2003. Elkview's results in 2003 represent two months of operations ended February 28, 2003.
     ** Restated due to the adoption of new accounting standards.


7          TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT

The Coal Partnership's production of 6 million tonnes in the first quarter was slightly lower than planned, as production was affected by problems with rail services which slowed down the delivery of coal to the port.

The company's share of coal sales in the first quarter was 1.96 million tonnes compared with combined sales of 1.63 million tonnes from the Elk Valley Coal Partnership in March 2003 and from Elkview in January and February of 2003.

Despite the higher sales volumes, the company's share of operating profit of $15 million was significantly lower than $21 million a year ago due to a lower realized Canadian coal price and higher transportation costs. Demurrage costs incurred as a result of problems with rail services were $14 million, of which the company's share was $5 million in the first quarter. Rail transportation returned to normal levels towards the end of the first quarter.

Subsequent to the quarter end, port operations at the Westshore Terminals were affected by a tugboat operators' strike in mid-April and shipments out of Westshore Terminals were halted. A settlement has been reached and due to the short duration of the strike there should be no effect on overall sales for the year.

The company has the right to earn up to an additional 5% in the Coal Partnership based on operating synergies realized during the four-year period from April 2003 to March 2007. The first calculation of synergies will be conducted by an independent engineering firm in the second quarter for the coal year ended March 31, 2004, and any adjustment will be retroactive to April 1, 2004.

COSTS AND EXPENSES

Interest expense was $16 million in the first quarter of 2004, unchanged from the prior year. Lower interest rates resulted in a decrease in interest expense which was offset by the addition of the company's share of interest expense on the Antamina project debt.

Research and development expense of $2 million in the first quarter was lower than $5 million a year ago due to cost recoveries from research partners.

Income tax expense of $49 million in the quarter represents a 34% composite tax rate for the company's income from various jurisdictions. This composite tax rate is significantly lower than the Canadian statutory tax rate of 45% due mainly to the lower tax rates applicable to income earned in foreign jurisdictions.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes to non-cash working capital items, was $195 million in the first quarter compared with $51 million a year ago, due mainly to higher metal prices and higher cash operating profits. Also adding to the increased operating cash flow in the first quarter was the proportionate consolidation of Antamina's cash flow of $41 million.

Cash flow from operations, after allowing for the effect of changes in non-cash working capital items, was $181 million compared to $27 million in the previous year.

Capital expenditures in the first quarter were $32 million compared to $29 million in the first quarter of 2003. These included $18 million of sustaining capital expenditures and development expenditures of $14 million. Capital expenditures at Pend Oreille were $8 million, including $3 million of operating loss in the first quarter, net of pre-production revenue. The net acquisition cost of the additional interest in Highland Valley Copper was $80 million.

In March the company received $85 million on the exercise of warrants to purchase 4.7 million Class B Subordinate Voting Shares. There remain outstanding 300,000 warrants which expire on May 26, 2004.

During the quarter, the company paid down the outstanding balance of its revolving credit line facility of $47 million and principal payments on the senior loan facility at Antamina were $23 million.


8          TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT

At March 31, 2004, the company had a cash balance of $186 million and no short-term bank borrowings. Net debt (total debt less cash), excluding the Inco exchangeable debentures, was $864 million or 25% of net debt plus equity, compared with net debt of $1.01 billion or 29% of net debt plus equity at the end of 2003.

At March 31, 2004, the company had bank credit facilities aggregating $816 million, 82% of which mature in 2007 and beyond. Unused credit lines under these facilities amounted to $703 million, after issuing letters of credit for $113 million.

CORPORATE DEVELOPMENT

Following completion of construction, the Pend Oreille zinc mine was undergoing its start-up phase during the first quarter. Ore was introduced to the mill in late January and production approached 50% of design capacity by the end of the first quarter. Problems identified during start-up are expected to be rectified by the end of the second quarter.

On April 19, 2004, the company announced that work at the Pogo gold project in Alaska has been halted pending the resolution of an appeal by an environmental group of the issue of the National Pollutant Discharge Elimination System (NPDES) permit by the Environmental Protection Agency (EPA). It is not known how long it will take to resolve the appeal and finalize the permit. The Pogo project has gone through an extensive four-year review process designed to address regulatory requirements and public concerns on environmental standards.

On March 2, 2004, the company completed its acquisition of an additional 33.6% interest in the Highland Valley Copper mine, increasing the company's interest in the mine to 97.5%. The acquisition cost was adjusted by the cash acquired and working capital changes from the reference date in the purchase agreement. The adjusted acquisition cost was $80 million (US$60 million), of which $18 million represented the value of the acquired non-cash working capital.

On March 16, 2004, it was announced that the Elk Valley Coal Partnership announced that it is proceeding with the development of the Cheviot Creek pit at its Cardinal River operations. The estimated capital cost is $50 million of which the company's share is $17.5 million, to be incurred mostly in the second half of the year. The initial production rate will be 1.4 million tonnes of coal per year. If warranted by market demand, production may be expanded to 2.8 million tonnes per year at an additional cost of $70 million, of which the company's share would be $25 million. All necessary permits are in hand or are expected to be obtained in the ordinary course, although certain permits are the subject of an appeal before the Alberta Environmental Appeals Board.

On April 23, 2004, the company announced that it had reached agreement with Noranda Inc. for Noranda to earn a 50% interest in the Lennard Shelf zinc assets in Western Australia by effectively investing approximately A$26 million in exploration, operating, capital expenditures or other advances to Lennard Shelf.

OUTLOOK

There are no significant changes to the operating and production plans at the company's operations expected in the remainder of 2004, except for those changes previously discussed under the Operations section. The Antamina mine is expected to produce more copper and less zinc in the second half of 2004, following the removal of lake sediments in June. As well, the company's share of copper production from Highland Valley Copper is expected to increase by 42,000 tonnes in the last three quarters of 2004 due to the additional 33.6% interest acquired in March.

The Red Dog mine usually has lower zinc sales volume in the second quarter, and higher sales are expected in the third and fourth quarters after the shipping season commences in July.

Metal prices moved significantly higher in the first quarter of 2004, due in part to strong commodity demand from China. There were market adjustments in the first half of April, however, with copper and zinc prices declining from new highs. Negative settlement adjustments could result from price decreases with respect to outstanding settlements receivable at March 31, 2004.

As discussed below, current year's earnings will be affected by the adoption of certain new accounting standards.


9          TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT

The company's profitability is also sensitive to the Canadian/U.S. dollar exchange rate as prices for the company's products are denominated in U.S. dollars. The Canadian/U.S. dollar exchange rate averaged 1.32 in the first quarter of 2004, but there were signs of U.S. dollar strengthening in the first half of April on positive U.S. economic news.

To mitigate the impact of fluctuations in metal prices and the Canadian/U.S. dollar exchange rate, the company has made certain forward sales commitments. The outstanding hedge positions are presented in the notes to the financial statements. Major hedge positions for the remainder of 2004 include 62,000 ounces of gold forward sales contracts and $247 million of U.S. dollar forward sales contracts. These hedge positions represent approximately 25% of planned gold production and 30% of estimated U.S. dollar exposure in the period.

The company's capital expenditures in the remaining three quarters of 2004 are estimated to be $160 million, including $85 million of sustaining capital expenditures and $75 million of planned development expenditures. The majority of the planned development expenditures are for the Pogo project, which may be delayed as a result of the announced suspension of construction work.

CONTINGENCY

In February 2004, the Confederated Tribes of the Colville Reservation filed a notice of intention to file a citizen suit against Teck Cominco Metals Ltd.
(TCML) pursuant to Section 310(a)(1) of the U.S. Superfund statute (CERCLA) in order to enforce a December 2003 EPA Order purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the upper Columbia River and Lake Roosevelt. Teck Cominco will vigorously defend any attempt by the EPA or the Tribes to enforce the CERCLA order.

In March 2004, the Canadian Government tabled a proposal aimed at reaching a bilateral agreement with the U.S. government under which study and remediation protocols for Lake Roosevelt would be administered by representatives of the two countries. In the event that a bilateral agreement is concluded, TCML will enter into an arrangement with the Canadian government to fund the costs of a risk-based assessment of metal contamination in the lake associated with its discharges and to deal with any risks identified by that assessment. The cost of the relevant studies is estimated at US$13 million.

There can be no assurance that the offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that might be required.

CHANGES IN ACCOUNTING POLICIES

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, the company has adopted the new accounting standard on asset retirement obligations. Under this standard, asset retirement obligations are recognized for the costs associated with exit activities and recorded as a liability at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value at its initial discounted value and is amortized over the asset's useful life. This change in accounting policy has been adopted retroactively and has resulted in an increase in long-term liability of $219 million, an increase to property, plant and equipment of $113 million, a reduction of future income tax liabilities of $32 million and a decrease to opening retained earnings of $74 million. The change also resulted in a reduction of $12 million to previously reported 2003 net earnings, and is estimated to reduce 2004 net earnings by $10 million.



10         TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT

STOCK-BASED COMPENSATION

The company has adopted the fair value method of accounting for stock-based compensation. This method results in the recognition in earnings of the cost of stock-based compensation based on the estimated fair value of new stock options granted to directors and employees in the year.

This change in accounting policy was adopted retroactively and resulted in a restatement and reduction of 2003 net earnings by $3 million pertaining to the stock options granted in the first quarter of 2003. The stock-based compensation expense with respect to stock options granted in the first quarter of 2004 amounts to $4 million for the current year of which $0.4 million was recognized in the first quarter.

UNDERGROUND AMORTIZATION

Effective January 1, 2004, the company has adopted the block model method of underground amortization. Under this method underground development costs related to the development of particular sections of a mine are amortized over the reserves of that section. Previously the company did not differentiate between sections, with costs going into a common pool and amortized over the reserves of the mine. This resulted in an escalating amortization charge over the life of the mine. The application of the new method, which is considered to be the preferred practice, has resulted in a $4 million charge to retained earnings and will decrease future amortization charges at the Hemlo mines by $1 million per year.

DEPRECIATION IN INVENTORY

A new standard on Generally Accepted Accounting Principles (GAAP) defines what constitutes Canadian GAAP and establishes a relative hierarchy for sources of GAAP. The CICA Handbook is confirmed as the primary source of Canadian GAAP while secondary sources include International Accounting Standards and US GAAP. Industry practice is no longer considered a valid source of GAAP. As a result, the company has amended its inventory valuation policy to include depreciation and amortization charges in the cost of inventory. Previously amortization and depreciation were charged directly to earnings based on sales volumes. The new policy does not affect reported earnings in any year but does affect reported inventory and property, plant and equipment values. As a result, the company has increased the reported value of inventory by $9 million at January 1, 2004 and reduced fixed assets by the same amount.

FINANCIAL INSTRUMENTS

In the first quarter of 2004, the company's commodity price and foreign exchange hedging activities increased the company's revenues by $7 million, and interest rate swaps allowed the company to reduce its interest expense by $2 million.

The unrealized market gain on hedging positions totalled $95 million as at March 31, 2004,calculated based on market prices.

QUARTERLY EARNINGS AND CASH FLOW

($ in millions, except per share data)       2004                  2003*                             2002*
                                            -------    -------------------------------   -------------------------------
                                                Q1         Q4      Q3      Q2      Q1        Q4      Q3      Q2      Q1
Revenue                                        722        767     590     502     574       625     540     521     501
Operating profit                               183        139      65      36      48        56      36      45      30
Net earnings (loss)                             96        104      16       9       5        12       2       5      (4)
Earnings (loss) per share                    $0.51      $0.56   $0.08   $0.04   $0.03     $0.06   $0.01   $0.03  $(0.02)
Cash flow from operations                      195        153      83      51      51        70      46      46      39

* Certain numbers have been restated due to the adoption of new accounting standards.





11         TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT

OUTSTANDING SHARE DATA

As at April 23, 2004, there were 187,589,675 Class B Subordinate Voting Shares and 4,681,478 Class A Common Shares outstanding. In addition, there were outstanding 6,148,059 director and employee stock options with exercise prices ranging between $6.39 and $25.09 per share. Of this amount 836,000 stock options vest in equal amounts over three years beginning in the first quarter of 2005. Exchangeable debentures due 2024 are convertible into a total of 11,489,400 Class B Subordinate Voting Shares (equivalent to $9.72 per share) and the convertible debenture due 2006 may be converted into a total of 7,913,670 Class B Subordinate Voting Shares (equivalent to $27.43 per share). More information on these instruments and the terms of their conversion are set out in notes 6 and 9 of the company's annual financial statements.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This quarterly report contains certain forward-looking statements within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary.

Factors that may cause actual results to vary include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

These risks are described in more detail in the annual information form of the company. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document, or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

WEBCAST

Teck Cominco will host an Investor Conference Call to discuss its Q1/2004 financial results on Tuesday, April 27, 2004 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company's website at WWW.TECKCOMINCO.COM. The webcast is also available at WWW.NEWSWIRE.CA and WWW.Q1234.COM. The webcast will be archived at WWW.TECKCOMINCO.COM.


12         TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)
----------------------------------------------------------------------------------------------------------
                                                                                   THREE MONTHS ENDED
                                                                                        MARCH 31
(in millions of dollars)                                                            2004           2003
----------------------------------------------------------------------------------------------------------
                                                                                              As Restated
                                                                                                 (Note 2)
                                                                                      $              $
REVENUES                                                                             722            574
COST OF OPERATIONS                                                                  (476)          (476)
DEPRECIATION, AMORTIZATION AND ACCRETION                                             (63)           (50)
----------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                                     183             48

OTHER EXPENSES
      General, administration and marketing                                          (17)           (17)
      Interest on long-term debt                                                     (16)           (16)
      Exploration                                                                     (6)            (6)
      Research and development                                                        (2)            (5)
      Other income (expense) (Note 5)                                                  3             (3)

----------------------------------------------------------------------------------------------------------
EARNINGS BEFORE THE FOLLOWING                                                        145              1

INCOME AND RESOURCE TAXES                                                            (49)            (2)
EQUITY EARNINGS FROM ANTAMINA                                                         --              6

----------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                    $     96       $      5
==========================================================================================================

BASIC EARNINGS PER SHARE                                                        $   0.51       $   0.03
DILUTED EARNINGS PER SHARE                                                      $   0.47       $   0.03
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000'S)                            187,079        184,545
SHARES OUTSTANDING AT END OF PERIOD (000'S)                                      192,093        184,554


13         TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Cash Flow
(Unaudited)
-------------------------------------------------------------------------------------------------------
                                                                                 THREE MONTHS ENDED
                                                                                      MARCH 31
(in millions of dollars)                                                         2004            2003
-------------------------------------------------------------------------------------------------------
                                                                                          As Restated
                                                                                              (Note 2)
OPERATING ACTIVITIES
      Net earnings                                                              $  96          $    5
      Items not affecting cash:
         Depreciation, amortization and accretion                                  63              50
         Future income and resource taxes                                          31              (4)
         Equity earnings                                                           --              (6)
         Other                                                                      5               6
      -------------------------------------------------------------------------------------------------
                                                                                  195              51
      Net change in non-cash working capital items                                (14)            (24)
-------------------------------------------------------------------------------------------------------
                                                                                  181              27

FINANCING ACTIVITIES
      Increase in long-term debt                                                    2             255
      Repayment of long-term debt                                                 (72)            (34)
      Reduction of long-term liabilities                                           (9)             (7)
      Issuance of Class B Subordinate Voting Shares                                98              --
      -------------------------------------------------------------------------------------------------
                                                                                   19             214

INVESTING ACTIVITIES
      Investment in coal partnership and income trust                              --            (266)
      Acquisition of additional interest in Highland Valley Copper (Note 3)       (80)             --
      Property, plant and equipment                                               (32)            (29)
      Investments                                                                  --              (2)
      Proceeds from sale of assets and investments                                  2               2
-------------------------------------------------------------------------------------------------------
                                                                                 (110)           (295)

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                            --              (5)

-------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                                        90             (59)

CASH AT BEGINNING OF PERIOD                                                        96              91

-------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                                           $ 186          $   32
=======================================================================================================


14         TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Balance Sheets
(Unaudited)
-----------------------------------------------------------------------------------------------------
                                                                                MARCH 31  DECEMBER 31
(in millions of dollars)                                                            2004         2003
------------------------------------------------------------------------------------------------------
                                                                                          As Restated
                                                                                             (Note 2)
ASSETS
CURRENT ASSETS
      Cash and short-term investments                                           $    186    $      96
      Accounts and settlements receivable                                            316          315
      Production inventories                                                         429          387
      Supplies and prepaid expenses                                                  134          135
      ------------------------------------------------------------------------------------------------
                                                                                   1,065          933

INVESTMENTS                                                                          477          478

PROPERTY, PLANT AND EQUIPMENT                                                      3,773        3,723

OTHER ASSETS                                                                         273          241

------------------------------------------------------------------------------------------------------
                                                                                $  5,588    $   5,375
------------------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
      Accounts payable and accrued liabilities                                  $    322    $     334
      Current portion of long-term debt                                               60           58
      ------------------------------------------------------------------------------------------------
                                                                                     382          392

LONG-TERM DEBT                                                                       990        1,045
OTHER LIABILITIES                                                                    669          626
FUTURE INCOME AND RESOURCE TAXES                                                     672          637
DEBENTURES EXCHANGEABLE FOR INCO SHARES                                              248          248
SHAREHOLDERS' EQUITY                                                               2,627        2,427
------------------------------------------------------------------------------------------------------
                                                                                $  5,588    $   5,375
======================================================================================================


15         TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
(Unaudited)
-------------------------------------------------------------------------------------------------------
                                                                                THREE MONTHS ENDED
                                                                                     MARCH 31
(in millions of dollars)                                                         2004            2003
-------------------------------------------------------------------------------------------------------
                                                                                           As Restated
                                                                                              (Note 2)
BALANCE AT BEGINNING OF PERIOD AS PREVIOUSLY REPORTED                            $581            $472
Adjustments on adoption of new accounting standards (Note 2(e))                   (86)            (71)
-------------------------------------------------------------------------------------------------------

BALANCE AT BEGINNING OF PERIOD AS RESTATED                                        495             401
Net earnings (Note 2(e))                                                           96               5
Interest on exchangeable debentures, net of tax                                    (1)             (1)

-------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD                                                         $590            $405
=======================================================================================================


16         TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

1.       BASIS OF PRESENTATION

         These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the company.

2.       CHANGES IN ACCOUNTING POLICIES

         (a)      Asset retirement obligations

                  The company has adopted the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 on asset retirement obligations. Under this standard future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site have been recognized and recorded as a liability at fair value, assuming a credit adjusted risk-free discount rate of 5.75% and an inflation factor of 2.75%. The liability is accreted over time through periodic charges to earnings. In addition the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the asset's useful life. Previously, the company accrued these costs on a straight-line basis over the life of the facility. This change in accounting policy has been adopted retroactively and has resulted in an increase in long-term liability of $219 million, an increase to property, plant and equipment of $113 million, a reduction of future income tax liabilities of $32 million and a decrease to opening retained earnings of $74 million.

                  Although the ultimate amount to be incurred is uncertain, the liability for retirement and remediation on an undiscounted basis before an inflation factor of 2.75% is estimated to be approximately $276 million. In addition, for ongoing treatment and monitoring of the sites, the estimated undiscounted payments in current dollars before inflation adjustment are $1.6-1.8 million per annum for 2004-2030, and $7.6 million per annum for 2030-2103. Due to the nature of closure plans, cash expenditures are expected to occur over a significant period of time, being from one year for plans which are already in progress to over 100 years for the longest plan.

                  Under the standard, future asset retirement obligations are not recorded where the timing or amount of remediation costs cannot be reasonably estimated. The cost and timing of asset retirement obligations for the company's mines and legacy sites can be estimated and provisions are recorded for each of these sites. The company's refining and smelting facilities are not finite life operations and neither the timing nor amounts which may be required to retire these facilities can be estimated at this time. In these cases recorded liabilities are limited to secondary sites and components of the facilities where costs and expected dates of remediation are capable of estimation.

         (b)      Stock-based compensation

                  Effective January 1, 2004, the company adopted the new provisions of the CICA Handbook Section 3870 on "Stock-Based Compensation and Other Stock-Based Payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2004. As a result, the company is required to expense stock options issued to employees, directors and non-employees. Previously, the company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

                  The company has applied the new provisions retroactively. As a result, a cumulative decrease of $8 million to retained earnings and a corresponding increase to contributed surplus has been recorded on January 1, 2004 with respect to stock options granted in 2002 and 2003.


17         TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

2.       CHANGES IN ACCOUNTING POLICIES, CONTINUED

         (c)      Underground amortization

                  Effective January 1, 2004, the company has adopted the block amortization method for amortizing underground development costs. Under this method capital costs associated with the development of each section of the mine are amortized over the reserves of that particular section of the mine. Previously all capitalized underground development costs were amortized over the reserves of the mine as a whole. As a result of this change in policy, the company has recorded an adjustment reducing opening retained earnings and property plant and equipment by $4 million each. Adjustments to earnings reported in 2003 were not significant.

         (d)      Depreciation in inventory

                  A new standard on Generally Accepted Accounting Principles
                  (GAAP) defines what constitutes Canadian GAAP and establishes a relative hierarchy for sources of GAAP. The CICA Handbook is confirmed as the primary source of Canadian GAAP while secondary sources include International Accounting Standards and US GAAP. Industry practice is no longer considered a valid source of GAAP. As a result, the company has amended its inventory valuation policy to include depreciation and amortization charges in the cost of inventory. Previously amortization and depreciation were charged directly to earnings based on sales volumes. The new policy does not affect reported earnings in any year but does affect reported inventory and property, plant and equipment values. As a result, the company has increased the reported value of inventory by $9 million at January 1, 2004 and reduced fixed assets by the same amount.

         (e)      Prior period restatements

                  The following is a summary of the after-tax effect on retained earnings and net earnings arising from changes in accounting policies, applied retroactively:

                                                                                                     Three months ended
                                                                                                          March 31
         (in millions of dollars)                                                                     2004            2003
         -------------------------------------------------------------------------------------------------------------------
         Retained earnings, at the beginning of period as previously reported                         $581            $472
            Asset retirement obligation (Note 2(a))                                                    (74)            (62)
            Stock-based compensation (Note 2(b))                                                        (8)             (5)
            Underground amortization (Note 2(c))                                                        (4)             (4)

         -------------------------------------------------------------------------------------------------------------------
         Retained earnings, at the beginning of the period
             as restated on adoption of new accounting standards                                      $495            $401
         ===================================================================================================================

                                                                                        Three months ended      Year ended
                                                                                                  March 31     December 31
         (in millions of dollars)                                                                     2003            2003
         -------------------------------------------------------------------------------------------------------------------

         Net earnings, prior to restatement                                                            $11            $149
            Asset retirement obligation (Note 2(a))                                                     (3)            (12)
            Stock-based compensation (Note 2(b))                                                        (3)             (3)

         -------------------------------------------------------------------------------------------------------------------
         Net earnings, as restated on adoption of new accounting standards                             $ 5            $134
         ===================================================================================================================


18         TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


3.       ACQUISITION

         On March 2, 2004, the company completed the acquisition of a further 33.6% share in the Highland Valley Copper mine in British Columbia to increase the company's share of the mine to 97.5%. As the mine is no longer treated as a joint venture for accounting purposes, the mine is now fully consolidated in the company accounts beginning in March. The transaction has been accounted for using the purchase method as follows:

                                                                                         ($ millions)
    --------------------------------------------------------------------------------------------------
    Purchase price
         Cash paid for 33.6% interest                                                           $112
         Less cash acquired as part of the transaction                                           (32)

    --------------------------------------------------------------------------------------------------
    Total cost of acquisition                                                                   $ 80
    --------------------------------------------------------------------------------------------------

    Assets acquired
         Current assets                                                                         $ 27
         Property, plant and equipment                                                            88
         Other assets                                                                             16
    --------------------------------------------------------------------------------------------------
                                                                                                 131
    Liabilities assumed
         Current liabilities                                                                      (9)
         Long-term liabilities                                                                   (37)
         Minority interests                                                                       (5)
    --------------------------------------------------------------------------------------------------
                                                                                                 (51)

    --------------------------------------------------------------------------------------------------
    Net assets acquired                                                                         $ 80
    ==================================================================================================

4.       SUPPLEMENTARY CASH FLOW INFORMATION

                                                                                 Three months ended
                                                                                      March 31
     (in millions of dollars)                                                     2004         2003
     -------------------------------------------------------------------------------------------------
     Interest paid                                                                 $26        $  28
     Income and resource taxes paid (recovered)                                    $22        $  (7)

5.       OTHER INCOME (EXPENSE)

                                                                                 Three months ended
                                                                                      March 31
     (in millions of dollars)                                                     2004          2003
     -------------------------------------------------------------------------------------------------
                                                                                          As Restated
                                                                                           (Note 2)

     Income from Fording Canadian Coal Trust                                      $  1          $  1
     Gain on sale of investments                                                     7             3
     Interest and investment income                                                  1             2
     Foreign exchange gain (losses)                                                  1            (6)
     Asset retirement obligation accretion                                          (1)           (1)
     Minority interests                                                             (1)           --
     Depreciation of non-operating assets                                           (2)           (1)
     Miscellaneous income (expense)                                                 (3)           (1)

     -------------------------------------------------------------------------------------------------
                                                                                  $  3          $ (3)
     =================================================================================================


19         TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


6.       SHAREHOLDERS' EQUITY

         (a)      Components of shareholders' equity

                                                                                March 31       December 31
        (in millions of dollars)                                                    2004              2003
        ---------------------------------------------------------------------------------------------------
                                                                                               As restated
                                                                                                  (Note 2)
        Exchangeable debentures (due 2024)                                      $    107          $    107
        Share capital                                                              1,908             1,810
        Contributed surplus                                                           59                58
        Retained earnings                                                            590               495
        Cumulative translation adjustment                                            (37)              (43)

        ---------------------------------------------------------------------------------------------------
                                                                                  $2,627            $2,427
        ===================================================================================================

                  The cumulative translation adjustment represents the net unrealized foreign exchange gain (loss) on the translation of the accounts of self-sustaining foreign subsidiaries and U.S. dollar denominated debt designated as hedges against these investments.

         (b)      Share options

                  In February 2004, 836,000 share options were granted to employees. These options have a term of six years and vest in equal amounts over three years. The weighted average fair value of Class B Subordinate Voting Share options issued was estimated as $9.74 per share option at the grant date using the Black-Scholes option-pricing model. The compensation expense to be recorded is $4.0 million in 2004, of which $0.4 million was recognized in the first quarter.

                  During the first quarter, 898,720 share options were exercised for proceeds of $13 million.

         (c)      Exercise of warrants

                  The company received $85 million from the exercise of warrants to issue 4.7 million Class B Subordinate Voting Shares at a price of $18 per share. In February 2004, the company gave notice under the terms of the warrants that the exercise price of the warrant would be adjusted so that the intrinsic value of the warrant could not increase but could decrease following the 30th day from the date of notice. A total of 300,000 warrants remained outstanding at March 31 2004, and will expire on May 26, 2004.


20         TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------------------------------------------------------


7.       HEDGE POSITION AT MARCH 31, 2004
                                                                                               2008 -             Market Value
                                                2004        2005        2006       2007        2010        Total    Gain (Loss)
       ------------------------------------------------------------------------------------------------------------------------
                                                                                                                      (Cdn$
                                                                                                                    millions)
       GOLD (thousands of ozs)
          Forward sales contracts                 10          --          --         44          87          141
          Average price (US$/oz)                 339          --          --        350         350         $349          $(18)

          Forward sales contracts                 52          55          32          8          --          147
          Average price (C$/oz)                  528         528         519        520          --          526            (6)

       US DOLLARS (millions)
          Forward sales contracts (note          158         245         146         --          --          549
          c)
          Average exchange rate                 1.52        1.46        1.44         --          --         1.47            79

       US DOLLARS (millions)
          Forward collars                         89          18          --         --          --          107
          Average upper limit                   1.62        1.63          --         --          --         1.62
          Average lower limit                   1.57        1.59          --         --          --         1.57            25

       POWER (MW.h)
          Forward sales contracts            277,200          --          --         --          --      277,200
          Average price (US$/MW.h)                40          --          --         --          --           40            --

       INTEREST RATE SWAP
       Principal Amount             Rate Swapped           Rate Obtained              Maturity Date             Unrealized Gain
       ------------------------------------------------------------------------------------------------------------------------
       US$100 million               3.75%                  LIBOR minus 0.96%          July 2006                      $7 million
       US$100 million               7.00%                  LIBOR plus 2.14%           September 2012                 $8 million

       Notes:   a)   In addition to the above hedging commitments, the
                     company has forward purchase commitments on 90 million pounds of zinc averaging US$0.39 per pound maturing in 2004 to 2005 to match fixed price sales commitments to customers.
                b)   Included in the gold hedge position are 188,800 ounces of
                     floating lease rate contracts having a built-in gold lease rate allowance of 2%. At March 31, 2004 the one-year lease rate was 0.40%, and the average floating rate achieved to date is 1.08%.
                c)   Included in the U.S. dollar forward sales contracts of $549 million is the company's share of forward sales contracts held by the Elk Valley Coal Partnership of US$270 million.


8.       CONTINGENCIES

         (a) In February 2004, the Confederated Tribes of the Colville Reservation filed a notice of intention to file a citizen suit against Teck Cominco Metals Ltd. (TCML) pursuant to Section 310(a)(1) of the U.S. Superfund statute (CERCLA) in order to enforce a December 2003 EPA Order purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the upper Columbia River and Lake Roosevelt. Teck Cominco will vigorously defend any attempt by the EPA or the Tribes to enforce the CERCLA order.

                  In March 2004, the Canadian Government tabled a proposal aimed at reaching a bilateral agreement with the U.S. government under which study and remediation protocols for Lake Roosevelt would be administered by representatives of the two countries. In the event that a bilateral agreement is concluded, TCML will enter into an arrangement with the Canadian government to fund the costs of a risk-based assessment of metal contamination in the lake associated with its discharges and to deal with any risks identified by that assessment. The cost of the relevant studies is estimated at US$13 million.


21         TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


8.       CONTINGENCIES, CONTINUED

                  There can be no assurance that the offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that might be required.

         (b) On September 19, 2003, the company and Highland Valley Copper Partnership (HVC) produced documents to the Canadian Competition Bureau relating to the marketing of copper concentrates in response to an Order of the Federal Court of Canada issued on May 13, 2003 under Section 11 of the Competition Act and served on HVC. Teck Cominco understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers which is being conducted in Canada, the U.S. and Europe designed to ascertain whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The company, through its counsel, is co-operating with the Bureau and counsel is continuing its review. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC whether in Canada or elsewhere or that HVC or the company will not face prosecution or liability whether under the Act or otherwise in relation to the investigation. The company can also give no guidance or assurance as to the course of the investigation or when the investigation will be completed in any jurisdiction.

         (c) On October 8, 2003, the British Columbia Court of Appeal released its decision affirming an October 1999 B.C. Supreme Court decision in favour of the former Cominco Ltd. (now Teck Cominco Metals Ltd.). The case involved a transfer of funds from one of the company's pension funds to a successor plan that occurred as part of a merger of the pension plans in the 1980s. The appellants had claimed that the transfer of funds was improper and that $78 million, based on a 1996 valuation, should be transferred back to the company's original pension plan from various successor plans and distributed to them. The appellants have sought leave to appeal to the Supreme Court of Canada and the company has filed written submissions opposing the application. A decision on the application is expected toward the middle of 2004.


9.       SEGMENTED INFORMATION

         The company has six reportable segments: zinc refineries, zinc, copper, gold and coal mines and corporate. Segments are based upon the principal product produced by each operation.

                                                                            March 31, 2004
                                                ------------------------------------------------------------------------
                                                      Zinc     Zinc                                  Corporate
        ($ IN MILLIONS)                          Refineries    Mines    Copper     Gold      Coal    and Other    Total
        ----------------------------------------------------------------------------------------------------------------
        Revenue                                        270       109      207       37       126         (27)       722
        Operating profit                                19        38      104        8        15          (1)       183
        Property, plant and equipment                1,231     1,126      839      190       369          18      3,773
        Total assets                                 1,591     1,467    1,104      206       483         737      5,588
        Capital expenditures                             4         9        5        8         6          --         32

                                                                            March 31, 2003
                                                ------------------------------------------------------------------------
                                                      Zinc     Zinc                                  Corporate
        ($ IN MILLIONS)                          Refineries    Mines    Copper     Gold      Coal    and Other    Total
        ----------------------------------------------------------------------------------------------------------------

        Revenue                                        266        99       56       36       140         (23)       574
        Operating profit (loss)                         16        (8)       9        6        25          --         48
        Property, plant and equipment                1,271     1,104      544      187       281          18      3,405
        Total assets                                 1,610     1,490      616      200       444         753      5,113
        Capital expenditures                             4         7       11        6         1          --         29


22         TECK COMINCO LIMITED 2004 FIRST QUARTER REPORT